 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 001-40008

Global Internet of People, Inc.

Room 208, Building 1, No. 28 Houtun Road

Haidian District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On February 19, 2021, ViewTrade Securities, Inc., as the representative of the underwriters in the initial public offering (“IPO”) of Global Internet of People, Inc. (the “Company”), exercised in full its option to purchase an additional 1,008,000 ordinary shares at a price of $4.00 per share. The closing for the sale of the over-allotment shares took place on February 19, 2021. As a result, the Company has raised gross proceeds of approximately $4,032,000, in addition to the previously announced IPO gross proceeds of approximately $26.88 million, before deducting underwriting discounts and other related expenses.

The Company issued a press release on February 19, 2021 announcing the full exercise of the underwriters’ over-allotment option. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Internet of People, Inc.

Date: February 19, 2021	By:	/s/ Haiping Hu
	Name:	Haiping Hu
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release on Exercise of Over-Allotment Option

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